RECEIVED

2006 OCT 16 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-1170
October 5, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06017604

SUPPL

Re: OMRON Corporation – 12g3-2(b)

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information.

1. English version of IR releases (April 1, 2006 --- September 30, 2006)

PROCESSED
OCT 2 C 2006
THOMSON
FINANCIAL

Title of release and disclosed date

① "OMRON Corporation to acquire the Safety Products Group of Scientific Technologies Incorporated(STI)" dated April 25, 2006

② "Notice of Capital Asset Transfer" dated April 26, 2006

③ "OMRON Corporation to Establish Securities-based Employee Retirement Benefit Trust" dated April 26, 2006

④ "Stock Options (Common stock Acquisition Rights) for Directors" dated May 12, 2006

⑤ "Reacquisition of Omron Stock" dated May 12, 2006

⑥ "Notice of Partial Amendment of the Articles of Incorporation" dated May 12, 2006

⑦ "Notice of Dissolution of Affiliated Company" dated June 21, 2006

⑧ "OMRON Corporation Notice on Issue of Stock Options" dated June 22, 2006

⑨ "OMRON Corporation Notice on Issue on Stock Options" dated July 10, 2006

dw 10/25

⑩ "Notice of Reacquisition of OMRON Stock through Osaka Securities Exchange's J-NET" dated August 9, 2006

⑪ "Notice of Reacquisition Results of OMRON Stock through Osaka Securities Exchange's J-NET" dated August 10, 2006

2. Financial results for the three months ended June 30, 2006

If you have any further questions or requests for additional information please do not hesitate to contact Mr. H. Oishi at 011-813-3436-7170(telephone) or 011-813-3436-7180(facsimile).

Very truly yours,

OMRON Corporation

By

Name: Hiroshi Oishi
Title: General Manager,
IR Department

FOR IMMEDIATE RELEASE

April 25, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications
Department
Phone: +81-75-344-7175

OMRON Corporation to acquire the Safety Products Group of Scientific Technologies Incorporated (STI)

~Creating global market leader in safety products for factory automation~

- Asia's top industrial safety, sensing and controls player acquires a leader of the North American safety devices market.
- Enhancing lineup of products with STI's full suite of safety light curtains, laser scanners, and other safety devices and services.
- Achieving accelerated new product development by integrating STI's frontier-breaking optical applications and value-added services with OMRON's innovative automation, sensing and control technologies.
- Leveraging OMRON's worldwide sales and distribution network that extends to over 60 countries and spans multiple industries including automotive, semiconductor, electronic devices, chemicals, cosmetics, and food processing.

TOKYO, Japan - April 25, 2006 - OMRON Corporation ("OMRON") (TSE: 6645, ADR: OMRNY) and Scientific Technologies Incorporated ("STI") (NASDAQ: STIZ) today announced that they have entered into a definitive agreement under which OMRON will acquire STI for $94 million plus net cash and working-capital adjustments. The transaction, which does not include the purchase of STI's Automation Products Group ("APG"), was approved by both companies' boards of directors.

OMRON's Industrial Automation Business (hereafter IAB), which already leads the

Japanese safety devices market, will capture a key position in North America as a result of this acquisition. It will become a major, global player in a 110 billion yen (approx. US$940 million) global safety device market growing 15% per year due to a rising trend for Corporate Social Responsibility (CSR) that stresses not only improved productivity but also workplace safety.

In line with the automation and globalization of production processes, manufacturers have increased their focus on Safety, Quality and the Environment. IAB as a primary supplier to industrial workplaces has responded accordingly. In April of last year, it established a dedicated safety devices division. It enhanced its safety devices lineup of components and networks, and boosted its system solutions capabilities and safety-design consulting services. Now, with the acquisition, it plans on growing its safety business aggressively, from 10 billion yen ($85 million) in fiscal year 2005 to 30 billion yen ($255 million) by fiscal year 2008.

"Together, OMRON IAB and STI will create a global safety equipment supplier of safety, sensing, and control technologies, that satisfies customers' demands for not just labor productivity but also product quality, employee safety, and environmental friendliness." said Fumio Tateisi, IAB President, and Executive Vice President of OMRON. "By acquiring STI, we will be able to offer a wider range of cutting-edge safety products and consultancy services to our customers."

"STI's comprehensive suite of products will benefit from OMRON's established international distribution channels, overseas sourcing relationships, and efficient manufacturing capabilities. Our leadership position in the safety market and extensive regional sales and distribution channels in North America will bolster Omron's reach within this important market. In addition, the acquisition will preserve and enhance STI's history of product innovation and customer service." said Joseph J. Lazzara, President and CEO of STI.

The transaction remains subject to certain closing conditions including approvals by regulatory bodies and shareholders of both companies.

1. Overview of Scientific Technologies Incorporated

· Trading name	Scientific Technologies Incorporated
· Representative	Joseph J. Lazzara (President and CEO)
· Location	6550 Dumbarton Circle, Fremont, California 94555, US

· Date of establishment	July 9, 1979
· Main Business Lines	Manufacturing, development and sales of safety devices.
· Term of fiscal year	December
· Number of Employees	321 (as of fiscal year ending December 2005)
· Capital	US$10,000 (as of fiscal year ending December 2005)
· Sales	US$61 million (as of fiscal year ending December 2005)
· Issued stock	9,789,469 (as of March 30, 2006)
· Major shareholders and holdings	Scientific Technology Incorporated: with 86% Public shareholders with 14%

2. Shares to be acquired by

· Trading name	OMRON MANAGEMENT CENTER OF AMERICA,INC.
· Representative	Tatsunosuke Goto (CEO)
· Location	1 Commerce Drive, Schaumburg, Illinois, 60173-5302, U.S.
· Business lines	North American Head Office
· Capital	US$8 million
· Shareholders	100% owned by OMRON Corporation

3. Shares to be acquired from

Shares will be acquired from individual shareholders of Scientific Technology Inc., which is a holding company of STI and the public shareholders of STI.

4. Schedule

Stock transfer is scheduled to be proceeded at the end of June 2006.

5. Forecast

There will be minimal effect to OMRON's financial results for the fiscal year ending March 2007.

*Currency rate of 117 Japanese Yen per US$1 is used for all figures.

<u>About Omron</u>

Headquartered in Kyoto, Japan, OMRON Corporation is a global leader in the field of automation. Established in 1933 and headed by President and CEO Hisao Sakuta, OMRON

has more than 26,000 employees in over 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines, and traffic control), and healthcare. The company is divided into five regions and head offices are in Japan (Kyoto), Asia Pacific (Singapore), China (Shanghai), Europe (Amsterdam) and US (Chicago). For more information, visit OMRON's website at www.omron.com

For further information please contact Omron Corporate Brand Communications Department: Takayuki Nakamura, at takayuki_nakamura@omron.co.jp

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties concerning OMRON's proposed acquisition of Scientific Technologies and the benefits of the pending acquisition. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. Potential risks and uncertainties regarding the acquisition include, among others, the requirement that Scientific Technologies' stockholders must approve the transaction, the required receipt of necessary regulatory approvals, including from the Securities and Exchange Commission ("SEC") and under applicable antitrust laws, other conditions to the closing of the merger, the possibility that the transaction will not close or that the closing may be delayed, and the effect of the announcement of the merger on Scientific Technologies' operating results and customer, supplier, employee and other relationships. More information about potential factors that could affect Scientific Technologies' business and financial results is included in Scientific Technologies' Annual Report on Form 10-K for the fiscal year ended December 31, 2005 which is on file with the SEC and available at the SEC's website at www.sec.gov. The forward-looking statements are made as of the release date hereof and OMRON and Scientific Technologies disclaim any intention or obligation to update or revise any forward-looking statements or to update the reasons why the actual results could differ materially from those projected in the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

Scientific Technologies will file a proxy statement and other documents regarding the proposed merger described in this press release with the SEC. SCIENTIFIC TECHNOLOGIES' STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement will be sent to stockholders of Scientific

Technologies seeking their approval of the transaction. Investors and security holders may obtain a copy of the proxy statement (when it is available) and any other relevant documents filed by Scientific Technologies with the SEC for free at the SEC's web site at www.sec.gov. Copies of the proxy statement and other documents filed by Scientific Technologies with the SEC may also be obtained free of cost by directing a request to: Investor Relations Department, Scientific Technologies, 6550 Dumbarton Circle, Fremont, California 94555 USA. You may also read and copy any reports, statements and other information filed by Scientific Technologies at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, USA or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

Scientific Technologies and OMRON and their respective directors, executive officers and certain of their employees may be deemed to be participants in the solicitation of proxies of Scientific Technologies' stockholders in connection with the proposed merger. Certain directors and executive officers of Scientific Technologies may have interests in the merger, including employment agreements, severance arrangements, acceleration of vesting of stock options and as a result of holding options or shares of Scientific Technologies common stock generally, and their interests will be described in the proxy statement that will be filed by Scientific Technologies with the SEC.

FOR IMMEDIATE RELEASE

April 26, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number:6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Katsuhiro Shimotsu, General Manager,
Legal and Risk Management Department
Phone:+81-75-344-7016

Notice of Capital Asset Transfer

OMRON Corporation (TSE: 6645; ADR: OMRNY), a *global leader in automation*, sensing and control technology has decided at a board of directors meeting held today, to transfer its capital asset as the following.

1. Reason of transfer

As part of OMRON's asset efficiency improvement policies, this property for transfer will be preceded with the method of 1 or 2 listed below.

Method 1: With the real estate management trust of the property transfer, it will be transferred to a newly established company subjected to possess and acquire the trust beneficiary interests.

Method 2: Assign the property for transfer to Mori Building Co., Ltd.

OMRON will continuously use the property by signing a lease contract after the transfer.

2. Contents of the property transferred

(one hundred million yen)

Location and contents of the asset	Book value (Consolidated) (as of end of March, 2006)	Book value (Non-Consolidated) (as of end of March,2006)	Transfer price (tentative)	Current condition
3-20-1 Toranomon, Minato-ku, Tokyo, Japan				Tokyo Headquarters and

Ground (registered dimension 1,282 ㎡)	171	52	Approx. 127 as the total of ground and floor area	sales office
Building (registered dimension 7,554.61 ㎡)	14	14		
Total	185	66	Approx. 127	

3. Overview of the acceptant of property

- When method 1 is applied, real estate management trust acceptant and trust beneficiary interests are to be determined.

・When method 2 is applied, the overview of the acceptant is as below.

・Trading name　　Mori Building Co., Ltd.

・Location　　6-10-1. Roppongi, Tokyo, Japan

・Representative　　President and CEO, Minoru Mori

・Capital　　1 billion yen

・Business Lines　　All aspects of the urban landscape

1. Urban redevelopment
2. Planning, development, design supervision, operation, and management of office and residential buildings, commercial facilities, hotels, etc.

・Relationship with OMRON　　None

4. Schedule

April 26, 2006	Decision made at the board of directors meeting
June, 2006 (Plan)	Decision of the method listed in "1. Reason of transfer" above
June, 2006 (Plan)	Conclusion of real estate management trust agreement and sales of its trust beneficiary interests agreement. Or contract for sale of real estate and transfer of property.

4. Forecast

The net income decrease from this transfer will be approx. 5.8 billion yen for the consolidated financial results and an approx. 6.1 billion yen increase for the non-consolidated financial results. These figures have been included in the financial results of fiscal year ending March 31, 2006 announced today.

FOR IMMEDIATE RELEASE

April 26, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number:6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, Senior General Manager
Finance and Investor Relations Headquarters
Phone:+81-3-3-3436-7170

OMRON Corporation to Establish Securities-based Employee Retirement Benefit Trust

OMRON Corporation's (TSE: 6645; ADR: OMRNY) Board of Directors passed a resolution today, to create a securities-based employee retirement benefit trust (the "Trust") and transfer certain shares of stock it holds in other companies (the "securities") to the Trust, in order to improve its pension financing through efficient use of financial assets.

1. Date of trust establishment

April 28th, 2006

2. Trust amount at establishment

16,019 million yen

3. Forecast

The difference between the book value of the securities and the trust amount at the time of establishment will be posted as a gain on establishment of the Trust. As a result of the transfer of the securities to the Trust, Omron will post 10,141 million yen in Other Profits on a consolidated basis, and 9,112 million yen in extraordinary profit on a non-consolidated base. The above-mentioned effect on Omron's financial results has been reflected in its announcement today on its consolidated and non-consolidated financial results forecast for the fiscal year ending March 31, 2007.

(For reference)

Retirement allowance liability situation as of end of March 2006. (Before the establishment of securities based employee benefit trust)

Units: Millions of yen

	Consolidated	Non consolidated
Retirement allowance liability	154,532	100,514
Pension assets	89,287	58,879
Non accumulated retirement allowance liability	65,245	41,635
Accrued pension fund	62,672	41,022

FOR IMMEDIATE RELEASE
May 12, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications
Department
Phone:+81-3-3436-7170

Stock Options (Common Stock Acquisition Rights) for Directors

At a meeting of the Board of Directors on May 12, 2006, OMRON Corporation (TSE: 6645, US: OMRNY; hereafter, the Company) passed a resolution seeking approval to grant stock acquisition rights as stock options, as part of the compensation paid to directors (excluding external directors), up to a total of 94 million Japanese yen for a period of 1 year beginning the day following the ordinary general meeting of shareholders scheduled for June 22, 2006. The issue of these stock acquisition rights is pursuant to Article 361 Paragraph 1 of the Corporation Law of Japan and based on the terms of issue set out below.

1. Reason for Granting Stock Acquisition Rights

As the value of stock acquisition rights fluctuates in line with the Company's stock price, granting these rights is intended to heighten the motivation of the Company's directors and maximize the international competitiveness of the OMRON Corporation by reflecting the Company's long-term performance in executive compensation, and creating a direct link between shareholder value and directors' rewards.

2. Terms of Issue of Common Stock Acquisition Rights

(1) Total number of Stock Acquisition Rights and Class & Number of Shares to be issued or transferred upon exercise of Stock Acquisition Rights

① Number of Stock Acquisition Rights: A maximum of 1,200 for a period of 1 year beginning the day following the

ordinary general meeting of shareholders.

② Class of Shares: A maximum of 120,000 shares of common stock of OMRON Corporation for a period of 1 year beginning the day following the ordinary general meeting of shareholders.

③ One Stock Acquisition Right shall be equivalent to 100 shares.
In the event of a merger, corporate split, stock split or stock consolidation relating to the Company, the Company will adjust the number of shares as the Company considers appropriate.

(2) Amount to be paid upon exercise of each Stock Acquisition Right
The amount to be paid upon the exercise of each stock acquisition right shall be obtained by multiplying the amount paid-in per share (hereafter called the "exercise price"), determined as follows, by the number of shares for each stock acquisition right as set forth in section (1) above.
The exercise price shall be 1.05 times the average closing price of the Company's stock on the Osaka Securities Exchange for each day (excluding days on which no transactions took place) of the month preceding the month in which the stock acquisition rights are issued.
However, if the resulting exercise price is lower than the closing price on the day before the day of allocation (excluding days on which no transactions took place), this closing price shall apply.
In the event that the Company makes a public offering, merger, corporate split-off, stock split, stock consolidation etc., the Company will adjust the exercise price as it considers appropriate (any fraction less than one (1) yen arising as a result of such adjustment shall be rounded up to the nearest whole number).

(3) Period in which Rights May Be Exercised
July 1, 2008 – June 30, 2011

(4) Conditions for Exercising Rights

① Persons who have received allocations of common stock acquisition rights must hold the position of director, managing officer or an equivalent position at the time of exercise. However, this limitation shall not apply in the case of directors and managing officers of OMRON Corporation who have retired due to the expiration of their term of office, or for other valid reasons.

② Common stock acquisition rights may not be assigned, pledged, or otherwise

disposed of or inherited.

③ Other conditions shall be as set forth in the "Agreement on Allocation of Common Stock Acquisition Rights" concluded between OMRON Corporation and each person to whom stock acquisition rights are granted, based on this resolution at the general meeting of shareholders and the board of directors.

(5) Other details regarding the Stock Acquisition Rights will be determined in the resolution of the Board of Directors meeting that will decide the terms of the stock acquisition right offering.

(Note) The terms outlined above are subject to the approval of the "Details and Amount of Stock Option Compensation for Directors" at the ordinary general meeting of shareholders scheduled for June 22, 2006

May 12, 2006

For Immediate Release

Company name: OMRON Corporation
President and Chief Executive Officer: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Yutaka Fujiwara, Senior General Manager
Finance and Investor Relations Headquarters
(Phone: +81-3-3436-7170)

Reacquisition of Omron Stock
(Reacquisition of Company Stock Pursuant to Article 156 of the Corporate Law of Japan)

OMRON Corporation (TSE:6645 US:OMRNY) resolved at a meeting of its Board of Directors today (May 12, 2006) to make a proposal for authorization to reacquire shares of the Company's stock, pursuant to Article 156 of the Corporate Law of Japan. The proposal, which will be placed on the agenda of its ordinary general meeting of shareholders to be held on June 22, 2006, is as follows.

1. Reason for Reacquisition of Shares

Omron will reacquire shares in order to facilitate flexible management in response to changes in economic conditions.

2. Details of Reacquisition

(1) Type of shares to be reacquired:	Common shares of Omron stock
(2) Number of shares to be reacquired:	4.2 million (maximum) (approximately 1.7% of total outstanding shares)
(3) Total cost of shares to be reacquired:	¥15 billion (maximum)
(4) Period of time to reacquire shares	Within 1 year of the ordinary general meeting of shareholders scheduled held on June 22, 2006 or by the next ordinary general meeting of shareholders, whichever comes first.

Note: The above details are contingent upon approval of the "Proposal for Reacquisition of Shares" at the Ordinary General Meeting of Shareholders to be held on June 22, 2006.

####

May 12, 2006

For Immediate Release

Company name: OMRON Corporation
President and Chief Executive Officer: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Katsuhiro Shimotsu, General Manager
Legal and Risk Management Department
(Phone: +81-75-344-7016)

Notice of Partial Amendment of the Articles of Incorporation

OMRON Corporation (TSE:6645 US:OMRNY) resolved at a meeting of its Board of Directors today (May 12, 2006) to make a proposal to amend the company's articles of incorporation as described below. The proposal, which will be placed on the agenda of its ordinary general meeting of shareholders to be held on June 22, 2006, is as follows.

1. Reasons for the Amendments

1) In accordance with the enforcement on May 1, 2006 of the new Corporation Law of Japan and Ministry of Justice directives based on the Corporation Law of Japan, Omron will amend its Articles of Incorporation as follows for items that will be enabled by stipulating them in the Articles of Incorporation.
   A. The proposed amendment of Article 10 ("Rights for Shares Less than One Trading Unit") will be newly established to restrict, within reasonable limits, the rights of odd-lot shareholders.
   B. The proposed amendment of Article 18 ("Disclosure via Internet and Deemed Presentation of General Shareholders' Meeting Reference Materials, etc.") will be newly established so that the Company can, when necessary, provide enhanced information disclosure to shareholders without the limitation of restrictions on paper width, through the use of the Internet for certain reference materials for the General Meeting of Shareholders, etc.
   C. Traditionally, the exercise of voting rights by proxy has been handled by limiting the number of proxies to one, based on the provisions of the Commercial Code, to facilitate smooth running of the General Meeting of Shareholders. The present Article 16 will be amended where necessary to clarify this handling in the Articles of Incorporation.
   D. The present Article 25 will be amended to enable Board of Directors resolutions to be made flexibly using paper or electronic methods if necessary.
   E. To facilitate invitation of external auditors, the proposed amendment of Article 40 ("Limited Liability Contracts with External Auditors") will be newly established to allow the Company to enter into contracts with external auditors that limit their liability in performing their duties, provided that they act in good faith and without gross negligence.

2) In addition to the above reasons, the Company will make the necessary additions, deletions, revisions and movements as a stock corporation under the Corporation Law, and will take this opportunity to review the provisions of the Articles of Incorporation and make any necessary changes across the board.

2. Details of the Amendments
The articles of incorporation will be amended in line with the reasons for amendment stated above.

3. Schedule

June 22, 2006	69th Ordinary General Meeting of Shareholders
June 22, 2006	Effected date for the partial amendment of the articles of incorporation.

######

FOR IMMEDIATE RELEASE

June 21, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications
Department
Phone:+81-75-344-7175

Notice of Dissolution of Affiliated Company

Omron Healthcare Co., Ltd. (hereafter, 'OHQ'), a wholly owned subsidiary of OMRON Corporation (TSE: 6645; ADR: OMRNY), has decided at a Board of Directors Meeting today, to dissolve its overseas affiliated company COLIN EUROPE SARL (located in France).

1. Reason for dissolution

COLIN EUROPE SARL has been engaged in the sales of patient monitors and other medical equipment for medical professionals in Europe. However, in order to expand its business throughout the European region, raise service standards and improve sales efficiency, OHQ has decided to dissolve COLIN EUROPE SARL, and transfer this business to OMRON HEALTHCARE FRANCE SAS. OMRON HEALTHCARE FRANCE SAS is scheduled to be established on July 1, 2006, as a 100% owned subsidiary of OMRON HEALTHCARE EUROPE B.V. (located in The Netherlands), which itself is wholly owned by OHQ.

2. Company profile

(1) Trading Name	COLIN EUROPE SARL
(2) Location	Courbevoie, FRANCE
(3) Representative	Yoshiaki Hirai

(4) Date of Establishment	June 25, 1999
(5) Capital	250,000 euros
(6) Shareholders	Colin Medical Technology Corporation (99.9% owned by OHQ)
(7) Description of Business	Sales of medical devices
(8) Term of fiscal year	March
(9) No. of employees	8 (as of March 31, 2006)

3. Date of Dissolution

March 2007 (scheduled)	Resolution to dissolve at said company
March 2008 (scheduled)	Completion of liquidation

4. Forecast

The effect to our financial results for the fiscal year ending March 2007 will be minimal.

(For reference)

Profile of OMRON HEALTHCARE EUROPE B.V.

(1)Location	Hoofddorp, THE NETHERLANDS
(2)Representative	Yutaka Kobayashi
(3)Capital	1,000,000 euros
(4)Shareholders	100% owned by OHQ
(5)Description of business	Sales and import/export of home medical devices and patient monitors etc. for use by medical professionals in the European market.

Profile of OMRON HEALTHCARE FRANCE SAS (to be confirmed)

(1)Location	Rosny-sous-Bois, FRANCE
(2)Representative	Didier Chicheportriche
(3)Capital	500,000 euros
(4)Shareholders	100% owned by OMRON HEALTHCARE EUROPE B.V.

(5)Description of business	Sales & import of home medical devices for the French market. Import/export and sales of patient monitors for use by medical professionals in the European market.
(6)Scheduled date of establishment	July 1, 2006

OMRON

FOR IMMEDIATE RELEASE

June 22, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta,
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications Department
Phone: +81-75-344-7175

OMRON Corporation Notice on Issue of Stock Options (stock acquisition rights)

OMRON Corporation (TSE: 6645, US: OMRNY; hereafter,'the Company') hereby issues notice that a resolution, as detailed below, was made at a Board of Directors meeting held today with respect to stock acquisition rights to be issued to directors and corporate officers of the Company, excluding outside directors, as stock options.
In this regard, issue to directors of the Company will be made within the limits of the number, content, and total amount of stock acquisition rights which were approved as compensations, etc. to directors at the annual meeting of shareholders for the 69th business year held today.

1. Reason for issue of stock acquisition rights as stock options

As the value of stock acquisition rights fluctuates in line with the Company's stock price, issuing these rights is intended to heighten the motivation of the Company's directors and maximize the international competitiveness of the OMRON Corporation by reflecting the Company's long-term performance in executive compensation, and creating a direct link between shareholder value and directors' rewards.

2. Procedures for issuing stock acquisition rights

(1) Name of stock acquisition rights

No. 5 Stock acquisition rights

(2) Total number of stock acquisition rights

2,170 stock acquisition rights as designated in (4) below

Total number of shares that can be received through the exercise of stock acquisition rights shall be 217,000 shares of common stock of the Company, and if the number of shares to be granted is adjusted as in (4)-1 below, total number shall be that calculated by multiplying the adjusted number of shares to be granted by the number of above stock acquisition rights.

(3) Those to whom stock acquisition rights are to be offered and the number of stock acquisition rights to be offered to them

1,200 stock acquisition rights to directors of the Company excluding outside directors, and 970 stock acquisition rights to corporate officers

(4) Content of stock acquisition rights

1. Type and the number of shares which are the subject matter of stock acquisition rights

Type of shares which are the subject matter of stock acquisition rights shall be common shares, and the number of shares which are the subject matter of respective stock acquisition rights (hereinafter referred to as the "Number of Granted Shares") shall be 100.

If the Company splits its shares of common stock (including free issue of shares of common stock of the Company, which shall hereinafter apply) or conducts a reverse-stock split, the number of shares which are the subject matter shall be adjusted by the formula shown below. However, such adjustment shall be made with respect to the number of shares which are the subject matter of stock acquisition rights not exercised at that time, of stock acquisition rights, with any fractions less than one share which may occur as a result of adjustment being rounded down.

Number of Granted Shares after adjustment =

The number of shares before adjustment x Ratio of stock split/Reverse stock split

In addition, if the Company merges with another company, breaks up the businesses, reduces its capital, or needs to adjust the number of shares in similar

cases, the Company may properly adjust the number of shares to the reasonable extent.

2.Method for calculating the value of assets invested through the exercise of stock acquisition rights

The value of assets invested through the exercise of respective stock acquisition rights shall be the amount calculated by multiplying the subscription amount per share that can be received by exercising stock acquisition rights determined in the manner shown below (hereinafter referred to as the "Exercise Price") by the Number of Granted Shares.

The Exercise Price shall be the amount calculated by multiplying the average value of closing prices in regular trading of the Company's shares on the Osaka Securities Exchange on each day of the month (excluding days in which no trading is made) before the month in which the day stock acquisition rights are offered (hereinafter referred to as the "Offering Date") occurs by 1.05 (fractions less than ¥1- shall be rounded up).

However, if the said amount is smaller than the closing price for the day before the Offering Date (if no trading is made, the closing price for the day immediately before that day), such closing price shall be used as the Exercise Price.

If the Company conducts a stock split or reverse stock split, the Exercise Price shall be adjusted by the following formula, with fractions less than ¥1- at the time of adjustment being rounded up:

$$\text{Subscription amount after adjustment} = \text{Subscription amount before adjustment} \times \frac{1}{\text{Ratio of stock split/Reverse stock split}}$$

If the Company issues new shares of common stock of the Company or disposes of treasury shares (excluding assignment of treasury shares in response to the exercise of stock acquisition rights or request for sales of shares less than the stock trade unit by shareholders holding shares less than the stock trade unit or transfer of treasury shares through equity swap) at any price lower than the market value, the Exercise Price shall be adjusted by the following formula, with fractions less than ¥1- at the time of adjustment being rounded up:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{No. of outstanding shares} + \dfrac{\text{No. of new shares} \times \text{Subscription amount per share}}{\text{Share price before issue of new shares}}}{\text{No. of outstanding shares} + \text{No. of new shares}}$$

In the above formula, the "number of outstanding shares" refers to the number of outstanding shares of common stock of the Company less the number of treasury shares of common stock of the Company, and in the case of disposal of treasury shares of common stock of the Company, the "number of new shares" shall read as the "number of treasury shares disposed of."

In addition to the above case, if the Company merges with another company, breaks up the businesses, reduces its capital, or needs to adjust the Exercise Price in similar cases, the Company may properly adjust the Exercise Price to the reasonable extent.

3. Period in which stock acquisition rights can be exercised
From July 1, 2008 to June 30, 2011

4. Other conditions for the exercise of stock acquisition rights

i) Any person who is offered stock acquisition rights shall be a director or corporate officer of the Company or in a similar position at the time when he/she exercises those rights. However, this shall not apply if he/she retired following expiry of his/her term of office or there is any similar due reason.

ii) Assignment, pledge, any other disposal, or succession of stock acquisition rights is not allowed.

iii) Other conditions shall be as provided in an "agreement on offering of stock acquisition rights" to be entered into between the Company and the person who is offered stock acquisition rights.

5. Matters concerning capital and capital reserve increased when shares are issued through the exercise of stock acquisition rights

i) The amount of capital increased when shares are issued through the exercise of stock acquisition rights shall be half of the limit amount of an increase in capital, etc. to be calculated in accordance with Article 40-1 of the Calculation Rules of the Company, and any fractions less than ¥1- which may occur as a result of calculation shall be rounded up.

ii) The amount of capital reserve increased when shares are issued through the exercise of stock acquisition rights shall be the limit amount of an increase in capital, etc. stated in (i) above less the amount of capital increased as provided in (i) above.

6. Events and conditions for acquisition of stock acquisition rights
If a proposal of approval of a merger contract in which the Company becomes the expired corporation, proposal of approval of an acquisition and split contract or a

new establishment and split plan in which the Company becomes the split company, or proposal of approval of an equity swap contract or stock transfer plan in which the Company becomes a wholly-owned subsidiary is approved at a general meeting of shareholders of the Company (if any resolution of a general meeting of shareholders is not necessary, when a resolution of board of directors of the Company is made), stock acquisition rights may be acquired free of charge on any date separately specified by the board of directors of the Company.

7. Treatment of stock acquisition rights at the time of reorganization

If the Company conducts a merger (only when the Company no longer exists due to the merger), acquisition and split, new establishment and split, equity swap, or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), it shall deliver stock acquisition rights of joint stock companies indicated in Article 236-1-8-(a) to (e) of the Companies Act (hereinafter referred to as the "Companies Subject to Reorganization") to those qualified for receiving stock acquisition rights which are outstanding on the day the Reorganization Acts become effective (hereinafter referred to as the "Outstanding Stock Acquisition Rights") in respective cases under the conditions shown below. In this case, the Outstanding Stock Acquisition Rights become extinct, and the Companies Subject to Reorganization shall issue new stock acquisition rights. However, the purposes of delivery of stock acquisition rights of the Companies Subject to Reorganization shall be limited to those designated in the merger contract, acquisition and split contract, new establishment and split plan, equity swap contract, or stock transfer contract in line with the following conditions:

i Number of stock acquisition rights of the Companies Subject to Reorganization to be delivered

The same number of stock acquisition rights as that of stock acquisition rights held by those qualified for receiving the Outstanding Stock Acquisition Rights shall be delivered, respectively.

ii Type of shares of the Companies Subject to Reorganization which are the subject matter of stock acquisition rights

Shares of common stock of the Companies Subject to Reorganization

iii Number of shares of the Companies Subject to Reorganization which are the subject matter of stock acquisition rights

Number of shares shall be determined in the same manner as shown in 1 above, taking conditions for the Reorganization Acts into consideration.

iv Value of assets contributed at the time of exercise of stock acquisition rights

Value of assets contributed at the time of exercise of respective stock acquisition rights delivered shall be the amount calculated by multiplying the subscription amount after adjustment, which is obtained by adjusting the Exercise Price designated in 2 above, by the number of shares of the Companies Subject to Reorganization which are the subject matter of such stock acquisition rights, taking conditions for the Reorganization Acts into consideration.

v Period in which stock acquisition rights can be exercised

Period from the first day of the period in which stock acquisition rights can be exercised as provided in 3 above or the day the Reorganization Acts become effective, whichever comes later, to the last day of the period in which stock acquisition rights can be exercised as provided in 3 above.

vi Matters concerning capital and capital reserve increased when shares are issued through the exercise of stock acquisition rights

To be determined in the same manner as in 5 above.

vii Events and conditions for acquisition of stock acquisition rights

To be determined in the same manner as in 6 above.

8 Treatment of fractions

If there are fractions less than one share in shares to be delivered to those qualified for receiving stock acquisition rights who have exercised stock acquisition rights, such fractions shall be rounded down.

(5) Subscription amount to be paid for each stock acquisition right (hereinafter referred to as the "Subscription Amount")

Fair value of an stock acquisition right shall be used, which is calculated using the Black-Scholes model based on various conditions, including the closing price in regular trading of the Company's shares on the Osaka Securities Exchange on the day before the Offering Date (if no trading is made, the closing price for the day immediately before that day) and Exercise Price.

*Reference: Fair value of the subscription amount per share that can be received by exercising stock acquisition rights, calculated using the Black-Scholes model on June 21, 2006, is ¥ 576 per share.

(6) Offering Date

July 11, 2006

(7) Due date of subscription for stock acquisition rights

July 11, 2006

(8) Grant of claim for compensation

To realize acquisition of stock acquisition rights for those to whom stock acquisition rights are offered as provided in (3) as stock option without paying any money, claims for the amount of compensation equivalent to total Subscription Amount of stock acquisition rights offered to respective recipients shall be granted. The Company and those to whom stock acquisition rights are offered shall offset subscriptions in cash against such claims for compensation on the due date of subscription designated in (7).

Grant of such claims for compensation assumes that those to whom stock acquisition rights are offered enter into an "agreement on offering of stock acquisition rights," and subscribe for stock acquisition rights.

※Reference: Calculating total amount of claim for compensation based on the fair value calculated on June 21 (the same day in (5)), 2006 in (5), ¥ 69,120,000 is granted to directors, and ¥ 55,872,000 to corporate officers.

(Note) The number, content, and total amount of stock acquisition rights granted as compensations, etc. to directors in a stock option program, which were submitted for deliberation at the annual meeting of shareholders for 69th business year of the Company, have been disclosed in the "Notice on grant of stock options (stock acquisition rights) to directors" of May 12, 2006.

omron

FOR IMMEDIATE RELEASE
July 10, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta,
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications
Department
Phone: +81-75-344-7175

OMRON Corporation Notice on Issue of Stock Options (stock acquisition rights)

OMRON Corporation (TSE: 6645, US: OMRNY; hereafter,' the Company') determined the specific details for the issuance of stock acquisition rights to be issued as stock options, as approved by a Board of Directors meeting held on June 22, 2006. The details are set forth below.

1. Number of stock acquisition rights to be issued
   2,170

2. Class and number of shares for the purpose of stock acquisition rights
   217,000 shares of common stock
   (100 shares of common stock for each stock acquisition right)

3. The value of assets invested through the exercise of stock acquisition rights
   303,100yen per stock acquisition right
   (3,031yen per share received through exercise of stock acquisition rights)

4. Amount of capital increased when shares are issued through the exercise of stock acquisition rights

1,785 yen per share issued upon exercise of stock acquisition rights

5. Subscription amount to be paid for each stock acquisition right (hereinafter referred to as the "Subscription Amount")

   53,900 yen per stock acquisition right

   (539 yen per share received through exercise of stock acquisition rights)

Note: Other details on the issuance of stock acquisition rights were disclosed in the "Notice on Issue of Stock Options (stock acquisition rights)" on June 22, 2006.

FOR IMMEDIATE RELEASE

August 9, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, Senior General Manager
Finance and Investor Relations Headquarters
Phone: +81-3-3-3436-7170

Notice of Reacquisition of OMRON Stock through Osaka Securities Exchange's J-NET

OMRON Corporation (TSE: 6645; ADR: OMRNY; the "Company"), a global leader in automation, sensing and control technology, has decided at a board of directors meeting held on August 9, 2006, to reacquire shares of the Company's stock, pursuant to Article 156 of the Corporate Law of Japan. The details are outlined below.

1. Method of reacquisition:	Purchased through Osaka Securities Exchange's J-NET at 8:45 am. (Changes to other transaction methods or other transaction times shall not be made).
(1) Price for each share:	2,675 yen per share (closing price on August 9, 2006)
(2) Date of reacquisition:	August 10, 2006

2. Contents of reacquisition

(1) Type of shares to be reacquired:	Common shares of Omron Stock
(2) Number of shares to be reacquired:	4.2 million shares

Note 1: The number of shares to be reacquired will not be changed. However, there is a possibility that a part or all of such shares may not be repurchased due to market conditions, etc.

Note 2: Repurchase of shares will be made based on the sales order corresponding to the proposed number of the shares to be repurchased.

3. Announcement of results:	Results will be announced after the reacquisition is completed at 8:45 am on August 10, 2006

(Reference)

1. Resolutions made at the annual meeting of shareholders on June 22, 2006

(1)Type of shares to be reacquired:	Common shares of Omron Stock
(2) Number of shares to be reacquired:	Up to 4.2 million shares
(3)Total cost of shares to be reacquired:	Up to ¥15 billion

2. Progress as of August 9, 2006 present.

(1)Number of shares reacquired:	none
(2)Total cost of shares reacquired:	none

FOR IMMEDIATE RELEASE

August 10, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, Senior General Manager
Finance and Investor Relations Headquarters
Phone:+81-3-3-3436-7170

Notice of Reacquisition Results of OMRON Stock through Osaka Securities Exchange's J-NET

OMRON Corporation (TSE: 6645; ADR: OMRNY; the "Company"), a global leader in automation, sensing and control technology has reacquired its stock as announced on August 9, 2006. This will complete the reacquisition of Company stock, which was resolved at the annual shareholders meeting held on June 22, 2006.

1. Reason for reacquisition	To enable execution of flexible management that effectively responds to changes in economic conditions
2. Type of shares reacquired	Common shares of Omron stock
3. Number of shares reacquired	4,158,500 shares
4. Price for each share:	2,675 yen per share
5. Date of reacquisition	August 10, 2006
6. Method of reacquisition:	Purchased through Osaka Securities Exchange's J-NET (closing-pricing transaction) at 8:45 am.

(Reference)

1. Resolutions made at a board of directors meeting held on August 9, 2006

(1)Type of shares to be reacquired:	Common shares of Omron Stock
(2) Number of shares to be reacquired:	Up to 4.2 million shares
(3)Total cost of shares to be reacquired:	Up to ¥15 billion

2. Progress as of August 10,2006 present

(1)Number of shares reacquired:	4,158,500 shares
(2)Total cost of shares reacquired:	¥11,123,987,500

OMRON

Summary of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2007

July 27, 2006

Note: These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP") except for Segment Information.

OMRON Corporation (6645)

Exchanges Listed: Tokyo, Osaka, Nagoya Stock Exchanges, First Section

Principal Office: Kyoto, Japan

Homepage: http://www.omron.com

Representative: Hisao Sakuta, President and CEO

Contact: Masaki Haruta, General Manager, Corporate Planning Division, Accounting Department

Telephone: +81-75-344-7070

U.S. GAAP accounting standard: Adopted, except for segment information

1. Preparation of Summary of First Quarterly Results

Simplification of accounting methods:	Yes. Some simplified methods are applied in accounting standards for reserves, allowances, etc.	
Changes in consolidated accounting methods from the most recent fiscal year:	No	
Changes in scope of consolidation and application of equity method:	Yes	
Consolidation:	(New) 3 companies	(Eliminated) 0 companies
Equity Method:	(New) 0 companies	(Eliminated) 1 company

2. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2007 (April 1, 2006 – June 30, 2006)

Note: All amounts are rounded to the nearest million yen.

(1) Sales and Income

Millions of Yen - Except Per Share Data and Percentages

	Three months ended June 30, 2006		Three months ended June 30, 2005		Year ended March 31, 2006
		Change		Change	
Net sales	155,414	12.2	138,474	(6.4)	626,782
Operating income	9,519	4.6	9,099	(40.2)	62,128
Income before income taxes	13,612	58.7	8,576	(43.1)	64,352
Net income	6,858	33.2	5,147	(46.4)	35,763
Net income per share (yen)	29.24		21.63		151.14
Net income per share, diluted (yen)	29.22		21.62		151.05

Note: Percentages for net sales, operating income, income before income taxes, and net income represent changes compared with the previous fiscal year .

(2) Consolidated Financial Position

	Millions of Yen - Except Per Share Data and Percentages		
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006
Total assets	556,851	570,334	589,061
Shareholders' equity	360,580	310,408	362,937
Shareholders' equity ratio (percentage)	64.8	54.4	61.6
Shareholders' equity per share (yen)	1,536.68	1,304.15	1,548.07

(3) Consolidated Cash Flows

	Millions of Yen - Except Per Share Data and Percentages		
	Three months ended June 30, 2006	Three months ended June 30, 2005	Year ended March 31, 2006
Net cash provided by operating activities	6,691	8,073	51,699
Net cash provided by (used in) investing activities	2,324	(11,560)	(43,020)
Net cash used in financing activities	(3,630)	(3,155)	(38,320)
Cash and cash equivalents at end of period	58,909	70,175	52,285

3. Projected Results for the Fiscal Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

Projected results for the six months ending September 30, 2006 and the full year ending March 31, 2007 are unchanged from the projected results announced on April 26, 2006.

	Millions of Yen - Except per Share	
	Six Months Ending Sept. 30, 2006	Full Year Ending March 31, 2007
Net sales	320,000	700,000
Income before income taxes	22,000	65,000
Net income	12,500	37,500
Net income per share (yen)	53.27	159.81

Note: Please see page 7 of the attached materials regarding assumptions of the results projected above and cautionary statements concerning the use of these projections.

(Attachment)

Summary of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2007

1. Consolidated Results (U.S. GAAP)

(Millions of yen, %)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Year-on-year change	Year ending March 31, 2007 (projected)	Year ended March 31, 2006	Year-on-year change
Net sales	155,414	138,474	12.2%	700,000	626,782	11.7%
Operating income [% of net sales]	9,519 [6.1%]	9,099 [6.6%]	4.6% [-0.5P]	63,000 [9.0%]	62,128 [9.9%]	1.4% [-0.9P]
Income before income taxes [% of net sales]	13,612 [8.7%]	8,576 [6.2%]	58.7% [+2.5P]	65,000 [9.3%]	64,352 [10.3%]	1.0% [-1.0P]
Net income	6,858	5,147	33.2%	37,500	35,763	4.9%
Net income per share (basic) (¥)	29.24	21.63	+7.61	159.81	151.14	+8.67
Net income per share (diluted) (¥)	29.22	21.62	+7.60		151.05	
Return on equity				10.3%	10.7%	(-0.4P)
Total assets	556,851	570,334	(2.4)%		589,061	
Shareholders' equity [Shareholders' equity ratio]	360,580 [64.8%]	310,408 [54.4%]	16.2% [+10.4P]		362,937 [61.6%]	
Shareholders' equity per share (¥)	1,536.68	1,304.15	+232.53		1,548.07	
Net cash provided by operating activities	6,691	8,073	(1,382)		51,699	
Net cash used in investing activities	2,324	(11,560)	13,884		(43,020)	
Net cash used in financing activities	(3,630)	(3,155)	(475)		(38,320)	
Cash and cash equivalents at end of period	58,909	70,175	(11,266)		52,285	

Notes:

1. The numerical figures in the quarterly financial results have not been reviewed by auditors.
2. The number of consolidated subsidiaries is 147, and the number of companies accounted for by the equity method is 16.
3. Figures for the year ended March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling ¥11,915 million.
4. The three months ended June 30, 2006 and the projected results for the year ending March 31, 2007 include a gain of ¥10,141 million on the establishment of an employee retirement benefit trust and a loss of ¥5,915 million on the sale of land and buildings at the Tokyo Head Office.

(Attachment)

1. Results of Operations and Financial Condition

General Overview

Looking at economic conditions during the first quarter (April–June 2006) of the Omron Group's fiscal year, the direction of the global economy remained difficult to predict, with continued high crude oil prices. However, the U.S. economy continued to be firm against the backdrop of solid capital investment. The European economy continued to improve, and export-led expansion also continued in the economies of Asia. In the Japanese economy, a steady recovery continued overall, due to factors including improved corporate earnings reflecting strong corporate performance, while improved employment and income conditions supported steady consumer spending.

In this economic environment, the Omron Group's net sales for the first quarter were ¥155,414 million (an increase of 12.2 percent compared with the same period of the previous year). Supported by brisk corporate capital investment, the Omron Group's factory automation control devices, consumer and commerce components for IT and digital-related products, and automotive electronic components performed well. As a result, net sales for the first quarter were higher than in the same period a year earlier. While making aggressive investments for future growth, the Omron Group proceeded with ongoing structure reforms to strengthen the profit structure of existing businesses, resulting in operating income of ¥9,519 million (an increase of 4.6 percent compared with the same period of the previous year). Income before income taxes was ¥13,612 million (an increase of 58.7 percent compared with the same period of the previous year) due to factors including a ¥10,141 million gain on the establishment of a retirement benefit trust and a ¥5,915 million loss on the sale of land and buildings of the Tokyo Head Office (Minato-ku, Tokyo). Net income for the first quarter was ¥6,858 million (an increase of 33.2 percent compared with the same period of the previous year).

Segment Information

Industrial Automation Business

In Japan, investment to improve quality and safety for the purpose of upgrading the functions of existing equipment was firm, and businesses such as the safety business, quality solutions business and application business, which are positioned as strategic growth businesses, achieved steady expansion in sales. In addition, sales of control devices for factory automation, the main product of this segment, surpassed the level of the first quarter of the previous year as solid capital investment

related to semiconductors and digital home appliances continued. Overseas, sales in North America were solid, with particular growth in oil- and gas-related businesses, In Europe, sales increased strongly, mainly due to growth in sales of inverters, servomotors, sensor devices and other products. In China, where high growth is expected, sales were firm as the Omron Group aggressively made investments such as strengthening its sales force and production capacity and introducing new products.

As a result, segment sales for the first quarter were ¥71,813 million (an increase of 11.1 percent compared with the same period of the previous year).

Electronic Components Business

In Japan, the semiconductor market was in a recovery trend, and sales related to FPD production equipment also expanded. As a result, the electronic components market was strong, and sales exceeded the level of the same period in the previous year. Overseas, amid improvement in general economic trends in the United States and Europe, sales of communications relays were firm, as investment in communication infrastructures expanded. Sales in Asia were solid as the mobile market and electronic components market continued to expand. Particularly in China, sales increased strongly with the launch of the large backlight business.

As a result, segment sales for the first quarter were ¥26,941 million (an increase of 19.3 percent compared with the same period of the previous year).

Automotive Electronic Components Business

Global automobile production volume was stable overall, while needs continued to increase for car electronics for automobile safety and environmental friendliness, and sales in this segment were firm. By geographic region, sales in Japan were near the same level as in the previous year, but increased strongly in the United States, and expanded steadily in Asia.

As a result, segment sales for the first quarter totaled ¥21,482 million (an increase of 22.9 percent compared with the same period of the previous year).

Social Systems Business

In the station management systems business, full-scale delivery in response to strong demand, including demand for equipment renewal and conversions to accommodate IC cards, is expected to begin in the second quarter, and sales in the first-quarter therefore declined in comparison to the same period in the previous year. In the public transportation systems and modules, traffic and road

management systems business, sales were also down from the first quarter of the previous year, due to factors including reduction of budgets for traffic safety facilities support projects. However, sales in the maintenance and services business increased compared with the same period of the previous year due to strong performance in the personal computer and server maintenance business.

As a result, segment sales for the first quarter were ¥13,932 million (a decrease of 10.6 percent compared with the same period of the previous year).

Healthcare Business

In Japan, blood pressure monitors, body composition monitors and digital pedometers performed well as health consciousness continued to rise around the world. Overseas, sales of blood pressure monitors, a core product, were weak in North America, but demand in Europe expanded, primarily for electronic blood pressure monitors, driven by the growth of emerging markets such as Russia and Eastern Europe. In Asia, sales declined in China due to intensifying competition, but sales grew steadily in Southeast Asia.

In addition to the above, the net sales of Colin Medical Technology Corporation (current name OMRON Colin Co., Ltd.), which became a consolidated subsidiary in June 2005, contributed to sales. As a result, segment sales for the first quarter were ¥15,057 million (an increase of 21.5 percent compared with the same period of the previous year).

Others

The Others segment primarily consists of the Business Development Group, which seeks out and develops new businesses and nurtures and strengthens businesses not covered by internal companies.

Among existing businesses, sales were robust in the computer peripheral business, centered on power sources. In the entertainment business, sales were solid due to a steady increase in the number of subscribers to mobile sites linked to photo-sticker vending machines. In growth businesses, sales of insulation monitoring devices sold well in the wireless sensing business, and demand increased for radio frequency identification (RFID) equipment, primarily in Japan.

Segment sales for the first quarter were ¥6,189 million (an increase of 6.8 percent compared with the same period of the previous year).

Financial Condition

Total assets decreased ¥32,210 million compared with the end of the previous fiscal year, to ¥556,851 million. Shareholders' equity decreased ¥2,357 million compared with the end of the previous fiscal year, to ¥360,580 million. As a result, the ratio of shareholders' equity to total assets increased from 61.6 percent at March 31, 2006 to 64.8 percent.

Net cash provided by operating activities was ¥6,691 million (a decrease of ¥1,382 million compared with the same period of the previous year), due to factors including the reporting of a gain on the establishment of a retirement benefit trust and an increase in inventories, despite the increase in net income. Net cash provided by investing activities totaled ¥2,324 million (an increase of ¥13,884 million from the same period of the previous year), reflecting the effect of business acquisitions in the previous fiscal year. While Omron made investments for the future, it sold the land and buildings of the Tokyo Head Office. Net cash used in financing activities was ¥3,630 million (an increase of ¥475 million from the same period of the previous year). The principal use of cash was payment of cash dividends.

As a result, cash and cash equivalents at the end of the first quarter totaled ¥58,909 million, an increase of ¥6,624 million from the end of the previous fiscal year.

Outlook for the Year Ending March 31, 2007

In the second quarter and beyond, Omron assumes that moderate economic growth will continue. Although the economic outlook continues to provide no reason for optimism regarding high crude oil prices, rising raw material prices, currency exchange fluctuations and other factors, steady consumer spending and solid corporate capital investment can be expected.

In these conditions, the Omron Group's net sales for the first quarter were higher than in the same period of the previous year, in line with the initial forecast, and sales are expected to continue according to the initial forecast in the second quarter and beyond. Income is also expected to be in line with the initial forecast, as the Omron Group will continue working to promote ongoing structural reforms toward "accelerating growth while securing profit increase," the policy for this fiscal year.

No changes have been made to the projections of results for the interim period and full fiscal year announced on April 26, 2006. The projected results for the interim period and the full fiscal year

assume exchange rates of ¥110 to US$1 and ¥135 to 1 EURO during the second quarter and thereafter.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock market.

(Attachment)

2. Consolidated Financial Statements

Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2006		Three months ended June 30, 2005		Increase (decrease)
Net sales	155,414	100.0%	138,474	100.0%	16,940
Cost of sales	94,442	60.8	82,538	59.6	11,904
Gross profit	60,972	39.2	55,936	40.4	5,036
Selling, general and administrative expenses	39,936	25.7	35,312	25.5	4,624
Research and development expenses	11,517	7.4	11,525	8.3	(8)
Operating income	9,519	6.1	9,099	6.6	420
Foreign exchange gain, net	447	0.3	285	0.2	162
Other expenses (income), net	(4,540)	(2.9)	238	0.2	(4,778)
Income before income taxes and minority interests and cumulative effect of accounting change	13,612	8.7	8,576	6.2	5,036
Income taxes	6,445	4.1	3,446	2.5	2,999
Equity in loss of affiliates	176	0.1	—	—	176
Minority interests	133	0.1	(17)	(0.0)	150
Net income	6,858	4.4	5,147	3.7	1,711

Notes:

1. Comprehensive income (loss) in addition to other comprehensive income in net income is as follows:
   Three months ended June 30, 2006: ¥(2,836 million)
   Three months ended June 30, 2005: ¥4,606 million
   Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gain or loss on available-for-sale securities, and unrealized gain or loss on derivatives.

2. Change in Method of Presentation
   Equity in loss of affiliates, which was previously included in other expenses (income), net, is stated directly before minority interests as of the first quarter of the year ending March 31, 2007. Equity in loss of affiliates included in other expenses (income) for the three months ended June 30, 2005 was ¥1,157 million.

3. Other expenses (income), net for the three months ended June 30, 2006 includes a ¥10,141 million gain on establishment of an employee retirement benefit trust and a ¥5,915 million loss on the sale of land and buildings of the Tokyo Head Office.

(Attachment)

Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2006		As of June 30, 2005		As of March 31, 2006		Change (June 30, 2006 – March 31, 2006)
ASSETS							
Current Assets:	292,715	52.6%	277,915	48.8%	292,313	49.6%	402
Cash and cash equivalents	58,909		70,175		52,285		6,624
Notes and accounts receivable - trade	117,017		106,891		136,348		(19,331)
Inventories	87,433		70,311		74,958		12,475
Other current assets	29,356		30,538		28,722		634
Property, plant and equipment:	150,827	27.1	155,291	27.2	167,617	28.5	(16,790)
Investments and Other Assets:	113,309	20.3	137,128	24.0	129,131	21.9	(15,822)
Investments in and advances to associates	16,769		16,201		16,135		634
Investment securities	42,706		48,573		62,477		(19,771)
Other	53,834		72,354		50,519		3,315
Total Assets	556,851	100.0%	570,334	100.0%	589,061	100.0%	(32,210)

	As of June 30, 2006		As of June 30, 2005		As of March 31, 2006		Change (June 30, 2006 – March 31, 2006)
LIABILITIES							
Current Liabilities:	138,269	24.8	146,429	25.7	155,660	26.4	(17,391)
Bank loans and current portion of long-term debt	2,864		24,485		2,764		100
Notes and accounts payable - trade	82,738		66,325		85,224		(2,486)
Other current liabilities	52,667		55,619		67,672		(15,005)
Long-Term Debt	1,182	0.2	2,120	0.4	1,049	0.2	133
Other Long-Term Liabilities	55,664	10.0	109,893	19.2	68,290	11.6	(12,626)
Minority Interests in Subsidiaries	1,156	0.2	1,484	0.3	1,125	0.2	31
Total Liabilities	196,271	35.2	259,926	45.6	226,124	38.4	(29,853)
SHAREHOLDERS' EQUITY							
Common stock	64,100	11.5	64,100	11.2	64,100	10.9	—
Additional paid-in capital	98,752	17.7	98,726	17.3	98,724	16.7	28
Legal reserve	8,094	1.5	7,854	1.4	8,082	1.4	12
Retained earnings	234,636	42.1	204,492	35.9	227,791	38.7	6,845
Accumulated other comprehensive loss	(12,665)	(2.2)	(41,550)	(7.3)	(2,971)	(0.5)	(9,694)
Treasury stock	(32,337)	(5.8)	(23,214)	(4.1)	(32,789)	(5.6)	452
Total Shareholders' Equity	360,580	64.8	310,408	54.4	362,937	61.6	(2,357)
Total Liabilities and Shareholders' Equity	556,851	100.0%	570,334	100.0%	589,061	100.0%	(32,210)

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase (Decrease)
I Operating Activities:			
1. Net income	6,858	5,147	1,711
2. Adjustments to reconcile net income to net cash provided by operating activities:			
(1) Depreciation and amortization	7,928	7,461	
(2) Loss on impairment of investment securities and other assets	—	201	
(3) Gain on establishment of employee retirement benefit trust	(10,141)	—	
(4) Decrease in notes and accounts receivable — trade	20,177	16,849	
(5) Increase in inventories	(12,499)	(416)	
(6) Decrease in notes and accounts payable — trade	(3,070)	(10,643)	
(7) Other, net	(2,562)	(10,526)	
Total adjustments	(167)	2,926	(3,093)
Net cash provided by operating activities	6,691	8,073	(1,382)
II Investing Activities:			
1. Capital expenditures	(8,739)	(5,906)	(2,833)
2. Net proceeds from sales and acquisition of business entities	3	(8,451)	8,454
3. Other, net	11,060	2,797	8,263
Net cash provided by (used in) investing activities	2,324	(11,560)	13,884
III Financing Activities:			
1. Increase in interest-bearing liabilities	137	213	(76)
2. Dividends paid by the company	(4,230)	(3,361)	(869)
3. Acquisition of treasury stock	(14)	(8)	(6)
4. Disposal of treasury stock	2	1	1
5. Exercise of stock options	475	—	475
Net cash used in financing activities	(3,630)	(3,155)	(475)
IV Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,239	(3,802)	5,041
Net Increase (Decrease) in Cash and Cash Equivalents	6,624	(10,444)	17,068
Cash and Cash Equivalents at Beginning of the Period	52,285	80,619	(28,334)
Cash and Cash Equivalents at End of the Period	58,909	70,175	(11,266)

(Attachment)

3. Segment Information

1. Business Segment Information

Three months ended June 30, 2006 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	71,813	26,941	21,482	13,932	15,057	6,189	155,414	—	155,414
(2) Intersegment sales and transfers	1,760	5,338	425	2,780	118	8,633	19,054	(19,054)	—
Total	73,573	32,279	21,907	16,712	15,175	14,822	174,468	(19,054)	155,414
Operating expenses	62,270	29,636	22,686	18,462	13,382	14,514	160,950	(15,055)	145,895
Operating income (loss)	11,303	2,643	(779)	(1,750)	1,793	308	13,518	(3,999)	9,519

Three months ended June 30, 2005 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	64,642	22,589	17,474	15,579	12,396	5,794	138,474	—	138,474
(2) Intersegment sales and transfers	2,210	4,976	629	2,564	18	9,144	19,541	(19,541)	—
Total	66,852	27,565	18,103	18,143	12,414	14,938	158,015	(19,541)	138,474
Operating expenses	56,153	25,262	18,036	20,002	10,867	14,381	144,701	(15,326)	129,375
Operating income (loss)	10,699	2,303	67	(1,859)	1,547	557	13,314	(4,215)	9,099

Notes: 1.The "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.

(Attachment)

2. Geographical Segment Information

Three months ended June 30, 2006 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	85,188	21,984	27,696	11,318	9,228	155,414	—	155,414
(2) Intersegment sales and transfers	27,677	97	277	8,129	2,341	38,521	(38,521)	—
Total	112,865	22,081	27,973	19,447	11,569	193,935	(38,521)	155,414
Operating expenses	102,218	22,213	25,433	19,640	10,831	180,335	(34,440)	145,895
Operating income (loss)	10,647	(132)	2,540	(193)	738	13,600	(4,081)	9,519

Three months ended June 30, 2005 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	80,407	16,296	24,124	9,308	8,339	138,474	—	138,474
(2) Intersegment sales and transfers	20,529	40	242	6,869	1,893	29,573	(29,573)	—
Total	100,936	16,336	24,366	16,177	10,232	168,047	(29,573)	138,474
Operating expenses	91,528	16,094	22,332	15,887	9,343	155,184	(25,809)	129,375
Operating income	9,408	242	2,034	290	889	12,863	(3,764)	9,099

4. Breakdown of Sales

Net sales by consolidated business segment

(Millions of yen)

	Three months ended June 30, 2006		Three months ended June 30, 2005		Year-on-year change (%)
Industrial Automation Business	71,813	46.2%	64,642	46.7%	11.1%
Electronic Components Business	26,941	17.3	22,589	16.3	19.3
Automotive Electronic Components Business	21,482	13.8	17,474	12.6	22.9
Social Systems Business	13,932	9.0	15,579	11.2	(10.6)
Healthcare Business	15,057	9.7	12,396	9.0	21.5
Other	6,189	4.0	5,794	4.2	6.8
Total	155,414	100.0%	138,474	100.0%	12.2%

Note: The "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.